
SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

18 July 2003


SEC MAIL PROCESSING
RECEIVED
JUL 31 2003
WASH. D.C. 155 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549


03024997

SUPPL

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Monica Poh (Ms)
Senior Legal Counsel

Encs.

/Announcement/Submission to SEC/MP/at


SEC MAIL PROCESSING
RECEIVED
JUL 3 1 2003
WASH. D.C.
155
SECTION

SEC File No: 82-3622

MASNET No. 3 OF 15.07.2003
Announcement No. 3

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - ANNUAL REPORT ON SINGTEL'S WEB SITE

Further to the above captioned announcement sent to the SGX on 14 July 2003, Singapore Telecommunications Limited wishes to advise that the Notice of Annual General Meeting, Annual Review & Summary Financial Statement, Full Financial Report and Circular to Members and CUFS Holders will be available at SingTel's weblink at http://home.singtel.com/investor_relations/annual_reports/default.asp.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 15 July 2003

Submitted by Chan Su Shan (Ms), Company Secretary on 15/07/2003 to the SGX


SEC MAIL PROCESSING
RECEIVED
JUL 31 2003
WASH, D.C. 155 SECTION

MASNET No. 2 OF 15.07.2003
Announcement No. 2

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice of Annual General Meeting/Notice of Books Closure/Notice of Record Date/Notice of Extraordinary General Meeting

Attached are the announcements made by Singapore Telecommunications Limited on the above.

 

2003AGM-NOTICE-sgx asx.p egm-notice-sgx asx.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 15/07/2003 to the SGX

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT THE 11TH ANNUAL GENERAL MEETING of the Company will be held at 31 Exeter Road, Comcentre, Multi-Purpose Hall, Basement 2, Singapore 239732 on Friday, 29 August 2003 at 2.30 p.m. to transact the following businesses:-

ORDINARY BUSINESS

1. To receive and adopt the Audited Accounts for the financial year ended 31 March 2003 and the Directors' Report and the Auditors' Report thereon. (Resolution 1)

2. To declare a first and final dividend of 36 2/3% or 5.5 cents per share less income tax in respect of the financial year ended 31 March 2003. (Resolution 2)

3. To re-elect the following Directors who retire by rotation in accordance with Article 97 of the Company's Articles of Association and who, being eligible, offer themselves for re-election:-

   a) Mr Lee Hsien Yang [1] (Resolution 3)
   b) Mr Quek Poh Huat [1] (Resolution 4)

4. To re-elect the following Directors who cease to hold office in accordance with Article 103 of the Company's Articles of Association and who, being eligible, offer themselves for re-election:-

   a) Mr Heng Swee Keat[1] (Resolution 5)
   b) Mr Simon Israel[1] (Resolution 6)
   c) Professor Tommy Koh[1] (Resolution 7)

5. To approve Directors' fees payable by:- (Resolution 8)
   a) the Company of S$675,375 for the financial year ended 31 March 2003 (2002 : S$419,584; increase S$255,791); and
   b) the Company and its child entities (as defined for the purposes of the Listing Rules of Australian Stock Exchange Limited) of S$855,375 for the financial year ended 31 March 2003 (2002: S$484,583; increase S$370,792).[2]

---

[1] Detailed information about these directors can be found in the "Corporate Governance Report" and "Profile of Directors" sections of the Company's Full Financial Report.

[2] Voting Exclusion - Resolution 8

The Company will disregard any votes cast on this resolution by

a) a director of the Company; and

b) an associate (as defined for the purposes of the Listing Rules of Australian Stock Exchange Limited) of that person (or those persons).

However, the Company need not disregard a vote if:

a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

6. To appoint Auditors and to authorise the Directors to fix their remuneration. (Resolution 9)

7. To transact any other business of an Annual General Meeting.

SPECIAL BUSINESS

8. To consider and, if thought fit, to pass with or without any amendments the following resolution as an ordinary resolution:-

   That approval be and is hereby given to the Directors to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Singapore Telecom Share Option Scheme 1999 (the "1999 Scheme"), provided always that the aggregate number of shares to be issued pursuant to the 1999 Scheme shall not exceed 10 per cent. of the issued share capital of the Company from time to time. (Resolution 10)

BY ORDER OF THE BOARD

Chan Su Shan (Ms)
Company Secretary
Singapore
15 July 2003

STATEMENT PURSUANT TO ARTICLE 58(C) OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

Resolution 10 is to empower the Directors to issue shares in the capital of the Company, pursuant to the Singapore Telecom Share Option Scheme 1999 provided that the aggregate number of shares to be issued does not exceed 10 per cent. of the issued share capital of the Company for the time being.

Notwithstanding Resolution 10, as the Company is admitted to the official list of Australian Stock Exchange Limited, the Company is bound to comply with the Listing Rules of Australian Stock Exchange Limited that are in force from time to time, in particular Listing Rule 7.1 (which deals with new issues of equity securities exceeding 15 per cent. of capital) and Chapter 10 of the Listing Rules (which deals with transactions with persons in a position of influence).

NOTES:

With the exception of the Central Provident Fund Board and CHESS Depositary Nominees Pty Limited (who may each appoint more than two proxies), a member entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies to attend and vote instead of him and

---

b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction in the proxy form to vote as the proxy decides.

such proxy need not be a member of the Company. Every instrument of proxy, other than instruments of proxy from CHESS Depositary Nominees Pty Limited, shall be deposited at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat) not less than 48 hours before the time appointed for the Annual General Meeting. Every instrument of proxy from CHESS Depositary Nominees Pty Limited must be lodged by the holders of CHESS Units of Foreign Securities in shares in the Company at the office of the Company's Australian registry, Computershare Investor Services Pty Limited at GPO Box 242, Melbourne VIC 8060, Australia, not less than 48 hours before the time appointed for the Annual General Meeting.

In relation to the retirement of Directors by rotation at the 11th Annual General Meeting, Mr Ang Kong Hua and LG Lim Chuan Poh are also due to retire by rotation, but have each given notice to the Company that he does not wish to be re-elected to office thereat.

NOTICE OF BOOKS CLOSURE (for Shares quoted on the Singapore Exchange Securities Trading Limited)

NOTICE IS ALSO HEREBY GIVEN THAT the Transfer Book and Register of Members of the Company will be closed from 8 September 2003 to 10 September 2003 (both dates inclusive) for the preparation of dividend warrants. Duly completed registrable transfers of the ordinary shares of S$0.15 each in the capital of the Company ("Shares") received by the Company's Registrar, M & C Services Private Limited of 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906, up to 5.00 p.m. on 5 September 2003 will be registered to determine members' entitlements to the proposed final dividend.

Members whose Securities Accounts with The Central Depository (Pte) Limited are credited with Shares at 5.00 p.m. on 5 September 2003 will be entitled to the proposed final dividend less income tax. Payment of the dividend, if approved by members at the 11th Annual General Meeting, will be made on 26 September 2003.

NOTICE OF RECORD DATE (for Shares quoted on Australian Stock Exchange Limited issued in the form of CHESS Units of Foreign Securities)

NOTICE IS ALSO HEREBY GIVEN THAT the record date (the "Record Date") to determine entitlements to the proposed final dividend is 5 September 2003. Holders of CHESS Units of Foreign Securities in shares in the Company ("CUFS") as at the Record Date will be entitled to receive the proposed final dividend less income tax. Payment of the dividend, if approved by members at the 11th Annual General Meeting, will be made on 26 September 2003. The rate of exchange applicable in determining the amount of currency of Australia that is to be paid to satisfy the obligation to pay such proposed final dividend in relation to the Shares which are listed on Australian Stock Exchange Limited, including Shares traded in the form of CUFS, will be the average of the quoted rates, as selected by any Director, prevailing over the five market days immediately preceding the Record Date.

BY ORDER OF THE BOARD

Chan Su Shan (Ms)
Company Secretary
Singapore
15 July 2003

NOTE:

In the case of members other than CHESS Depositary Nominees Pty Limited, if you wish to have your SingTel dividend credited directly into your bank account, please contact The Central Depository (Pte) Limited at (65) 65357511 or any Authorised Trading Centre, if you have not already signed/returned your Direct Crediting Authorisation Form. In the case of holders of CUFS, if you wish to have your SingTel dividend credited directly into your bank account, please contact the Company's Australian registry, Computershare Investor Services Pty Limited at telephone number 1800 501 501 or 61-3-96155970, if you have not already signed/returned your Request for Direct Crediting of Dividends Form ("Form"). The Form can be downloaded at www.computershare.com.

SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of the Company will be held at 31 Exeter Road, Comcentre, Multi-Purpose Hall, Basement 2, Singapore 239732 on 29 August 2003 at 3.00 p.m. (or so soon thereafter following the conclusion or adjournment of the 11th Annual General Meeting of the Company to be held at 2.30 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the following Resolutions, of which Resolutions 1, 2, 3, 4 and 6 will be proposed as Ordinary Resolutions and Resolution 5 will be proposed as a Special Resolution:

Resolution 1
Ordinary Resolution: Adoption of the SingTel Performance Share Plan

That:

(a) a new performance share plan to be known as the "SingTel Performance Share Plan" (the "**Plan**"), the rules of which have been submitted to the meeting and, for the purpose of identification, initialled by the Chairman, under which awards ("**Awards**") of fully paid-up ordinary shares of $0.15 each in the capital of the Company ("**Ordinary Shares**"), their equivalent cash value or combinations thereof will be granted, free of charge, to selected employees of the Company and/or its subsidiaries, including executive Directors of the Company, and other selected participants, details of which are set out in the Circular to Members and CUFS Holders dated 15 July 2003 (the "**Circular**"), be and is hereby approved;

(b) the Directors of the Company be and are hereby authorised:

(i) to establish and administer the Plan; and

(ii) to modify and/or alter the Plan from time to time, provided that such modification and/or alteration is effected in accordance with the provisions of the Plan and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the Plan; and

(c) the Directors of the Company be and are hereby authorised to grant Awards in accordance with the provisions of the Plan and to allot and issue from time to time such number of fully paid-up Ordinary Shares as may be required to be issued pursuant to the vesting of Awards under the Plan, provided that the aggregate number of Ordinary Shares to be allotted and issued pursuant to the Singapore Telecom Share Option Scheme 1999 and the Plan shall not exceed 10 per cent. of the total issued ordinary share capital of the Company from time to time.

Resolution 2

Ordinary Resolution: Approval of the SingTel Performance Share Plan for the purposes of Exception 9 in Rule 7.2 of the Listing Rules of Australian Stock Exchange Limited

That, pursuant to Exception 9 in Listing Rule 7.2 of the Listing Rules of Australian Stock Exchange Limited, the issue of Ordinary Shares under the SingTel Performance Share Plan be and is hereby approved as an exception to ASX Listing Rule 7.1.

Resolution 3

Ordinary Resolution: Participation by the Relevant Person in the SingTel Performance Share Plan

That, for the purposes of Listing Rule 10.14 of the Listing Rules of Australian Stock Exchange Limited, the participation by the Relevant Person in the Relevant Period specified in paragraph 4.2 of the Circular in the SingTel Performance Share Plan, on the terms as set out in that paragraph, be and is hereby approved.

Resolution 4

Ordinary Resolution: Renewal of Share Purchase Mandate

That:

(a) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued Ordinary Shares not exceeding in aggregate the Prescribed Limit (as hereinafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereinafter defined), whether by way of:

   (i) market purchase(s) on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") or any other stock exchange on which the Ordinary Shares may for the time being be listed or quoted ("**Other Exchange**"); and/or

   (ii) off-market purchase(s) (if effected otherwise than on the SGX-ST or, as the case may be, Other Exchange) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

   and otherwise in accordance with all other laws and regulations and rules of the SGX-ST or, as the case may be, Other Exchange as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) unless varied or revoked by the Company in General Meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(i) the date on which the next Annual General Meeting of the Company is held; and

(ii) the date by which the next Annual General Meeting of the Company is required by law to be held;

(c) in this Resolution:

"**Prescribed Limit**" means that number of issued Ordinary Shares representing five per cent. of the issued ordinary share capital of the Company as at the date of the passing of this Resolution;

"**Maximum Price**" in relation to Ordinary Shares to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

(i) in the case of a market purchase of an Ordinary Share, 105 per cent. of the Average Closing Price of the Ordinary Shares; and

(ii) in the case of an off-market purchase pursuant to an equal access scheme, 110 per cent. of the Average Closing Price of the Ordinary Shares;

"**Average Closing Price**" means the average of the last dealt prices (excluding any transaction that the SGX-ST or Other Exchange (as the case may be) requires to be excluded for this purpose), of an Ordinary Share for the five consecutive trading days on which the Ordinary Shares are transacted on the SGX-ST or, as the case may be, Other Exchange immediately preceding the date of the market purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted, in accordance with the Listing Rules of the SGX-ST, for any corporate action that occurs after the relevant five-day period; and

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for the purchase or acquisition of Ordinary Shares from holders of Ordinary Shares, stating therein the purchase price (which shall not be more than the Maximum Price calculated on the foregoing basis) for each Ordinary Share and the relevant terms of the equal access scheme for effecting the off-market purchase; and

(d) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

Resolution 5

Special Resolution: Alterations to the Articles of Association of the Company

That Articles 9(B), 11(B), 19, 116, 138, 140, 150, 154 and 155 and the heading "ALTERATION OF ARTICLES" before Article 154 of the Articles of Association of the Company be altered, and Articles

151, 152 and 153 of the Articles of Association of the Company be re-numbered, in the manner as set out in the Appendix to the Circular.

Resolution 6
Ordinary Resolution: Share Issue Mandate

That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 15 per cent. of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the SGX-ST) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST and the rules of any Other Exchange for the time being in force (unless such compliance has been waived by the SGX-ST or, as the case may be, the Other Exchange) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary
Singapore
15 July 2003

Notes:

1. With the exception of The Central Provident Fund and CHESS Depositary Nominees Pty Ltd (who may each appoint more than two proxies), a member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company.

2. The instrument appointing the proxy that has been executed by a member must be lodged at the registered office of the Company at 31 Exeter Road, Comcentre, Singapore 239732 (Attention: Secretariat), not less than 48 hours before the time appointed for the Extraordinary General Meeting.

   The instrument appointing the proxy that has been executed by or on behalf of CHESS Depositary Nominees Pty Ltd and, where relevant, by a holder of CHESS Units of Foreign Securities in Ordinary Shares of S$0.15 each in the capital of the Company ("Ordinary Shares"), must be lodged at the office of the Company's Australian registry, Computershare Investor Services Pty Limited at GPO Box 242, Melbourne VIC 8060, Australia, not less than 48 hours before the time appointed for the Extraordinary General Meeting.

3. The amount of financing required for the Company to purchase or acquire its Ordinary Shares, and the impact on the Company's financial position cannot be ascertained as at the date of this Notice as these will depend on the number of Ordinary Shares purchased or acquired and the price at which such Ordinary Shares were purchased or acquired.

Based on the existing issued and paid-up ordinary share capital of the Company as at 8 May 2003 (the "**Latest Practicable Date**"), the purchase by the Company of five per cent. of its issued Ordinary Shares will result in the purchase or acquisition of 891,291,334 Ordinary Shares. In the case of market purchases by the Company and assuming that the Company purchases or acquires the 891,291,334 Ordinary Shares at the Maximum Price of S$1.53 for one Ordinary Share (being the price equivalent to five per cent. above the average of the closing market prices of the Ordinary Shares for the five consecutive market days on which the Ordinary Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 891,291,334 Ordinary Shares is S$1,363,675,741. In the case of off-market purchases by the Company and assuming that the Company purchases or acquires the 891,291,334 Ordinary Shares at the Maximum Price of S$1.60 for one Ordinary Share (being the price equivalent to 10 per cent. above the average of the closing market prices of the Ordinary Shares for the five consecutive market days on which the Ordinary Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 891,291,334 Ordinary Shares is S$1,426,066,134.

The financial effects of the purchase or acquisition of such Ordinary Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial accounts of the Company and its subsidiaries and the Company for the financial year ended 31 March 2003 based on these assumptions are set out in paragraph 5.5.5 of the Company's Circular to Members and CUFS Holders dated 15 July 2003.

Final

SEC File No: 82-3622

MASNET No. 56 OF 14.07.2003
Announcement No. 56

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - ANNUAL REPORT ON SINGTEL'S WEB SITE

Singapore Telecommunications Limited ("SingTel") wishes to announce that the Notice of Annual General Meeting, Annual Review & Summary Financial Statement, Full Financial Report and Circular to Members and CUFS Holders will be available at SingTel's web site "www.singtel.com" on 15 July 2003 at approximately 9:00 a.m.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 14 July 2003

Submitted by Chan Su Shan (Ms), Company Secretary on 14/07/2003 to the SGX

SEC File No: 82-3622

MASNET No. 30 OF 11.07.2003
Announcement No. 30

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT
- APPOINTMENT OF ASSISTANT COMPANY SECRETARY

Singapore Telecommunications Limited ("SingTel") wishes to announce that Ms Lim Li Ching has been appointed as the Assistant Company Secretary of SingTel with effect from 11 July 2003.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 11 July 2003

Submitted by Chan Su Shan (Ms), Company Secretary on 11/07/2003 to the SGX

SEC File No: 82-3622

MASNET No. 61 OF 14.07.2003
Announcement No. 61

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Director's Shareholding

Name of director of SingTel:	Lee Hsien Yang
Date of notice to company:	14/07/2003
Date of change of shareholding:	25/06/2003
Name of registered holder:	Lee Hsien Yang
Circumstance giving rise to the change:	Others
Please specify details:	Shares in SingTel awarded pursuant to the SingTel Executives' Performance Share Plan, subject to certain performance conditions (see Annexes 1 and 2 attached) being met and other terms and conditions.

Shares held in the name of registered holder

No. of shares of the change:	1,405,424
% of issued share capital:	0.0079
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	NA
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Director including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	1,740	752,393
% of issued share capital:		
No. of shares held after change:	1,407,164	752,393
% of issued share capital:		
Total shares:	1,407,164	752,393



annexes.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 14/07/2003, the date of receipt of the notice, to the SGX

ANNEX 1

Performance Conditions

In respect of 702,712 shares, vesting is subject to the rules of the SingTel Executives' Performance Share Plan and the following conditions:

1. At the end of the Performance Period (1 April 2003 to 31 March 2006), the Compensation Committee will determine, at its sole discretion, the SingTel Group's (comprising the Company and its subsidiaries) Total Shareholder's Return (TSR) – compared against the component stocks of MSCI Asia Pacific Telecom Index. The number of performance shares to be vested shall be determined in accordance with paragraph 2 below:

2.

TSR	% of performance shares to be vested
80th to 100th percentile	100%
70th to 79th percentile	90%
60th to 69th percentile	70%
51st to 59th percentile	50%
< 51st percentile	0%

ANNEX 2

Performance Conditions

In respect of 702,712 shares, vesting is subject to the rules of the SingTel Executives' Performance Share Plan and the following conditions:

1. The Compensation Committee will determine, in its sole discretion, whether the SingTel Group (comprising the Company and its subsidiaries) has met the Return on Invested Capital ("**ROIC**") target of 16 per cent ("**Target**") by the end of financial year 2005/2006, except:

1.1 Where less than 75 per cent of the Target is met, no performance shares shall vest.

1.2 Where 75 per cent or more but less than 100 per cent of the Target is met, the performance shares shall, subject to paragraph 2 below being achieved, vest to the same extent in percentage terms as the percentage to which the Target has been met. For example, where 90 per cent of the Target has been met, the performance shares shall vest in respect of 90 per cent of the performance shares comprised in this Award.

1.3 Where the Target is met or exceeded and subject to paragraph 2 below being achieved, 100 per cent of the performance shares shall vest.

2. SingTel's share price in comparison with the MSCI Global Telecommunication Index at the end of financial year 2005/2006 must be at or above the performance of the MSCI Global Telecommunications Index.